VNU

02055799

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

RECEIVED NOV 07 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

SUPPL

Date	October 31, 2002
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following VNU press release

'Gerald Hobbs to leave Executive Board of VNU', dated October 31, 2002.

With kind regards,
VNU bv
b/a

Rob de Meel
Director

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

ADR file number 82-2876

Date October 31, 2002

GERALD HOBBS TO LEAVE EXECUTIVE BOARD OF VNU

Haarlem, The Netherlands - Vice Chairman **G.S. Hobbs** will leave the Executive Board of VNU as of April 15, 2003 due to his reaching the retirement entitlement age. As from that date, the Executive Board shall comprise three members: R.F. van den Bergh (Chairman), M.P. Connors and F.J.G.M. Cremers. The intention is that Gerald Hobbs will become a member of the Board of Supervisory Directors of VNU, effective April 15, 2003, when the General Meeting of Shareholders is held.

Gerald Hobbs joined the company in 1994 upon the acquisition of BPI Communications, where he was CEO. Later that year, he became Chairman and CEO of VNU, Inc. in the United States. In 1998, he was appointed to the Executive Board, and subsequently became Vice Chairman in 2001.

Remarking about Hobbs' great contribution to VNU, Chairman Rob van den Bergh said: "Jerry Hobbs was instrumental in transforming VNU into the position of a global leader in business information. We look forward to continue to benefit from his keen knowledge of our business in the future."

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

For more information: Maarten Schikker, telephone +31 (0)23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax + 31 23 546 39 12
www.vnu.com